February 6, 2006

Mr. Jim B. Rosenberg
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Stellar Pharmaceuticals Inc.
  Form 10-KSB for fiscal year ended December 31, 2004
  File No. 000-31198

In response to my phone conversation on February 6, 2006, with your office, changes to clarify the information provided in the previous letter which was submitted to the SEC through the Correspondence filing, on February 3, 2006, have been adjusted and restated as below.

Issue 3. - The policy as recorded on page 6 as Notes to the Financial Statement, related to the foreign currency transactions of the Company. In addition, the following should be included in the notes with regards to the foreign currency translations.

Summary of Significant Accounting Policies - Foreign Currency Translations

The company’s assets and liabilities are recorded in the functional currency (Canadian dollars) of the company and translated at the exchange rate in effect on the date of the transaction. The resultant gains or losses are not significant in dollar value and therefore included in the operating income.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Chief Financial Officer
Stellar Pharmaceuticals Inc.